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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Home Inns & Hotels Management Inc.
(Name of Issuer)
Ordinary Shares, par value $0.005
(Title of Class of Securities)
G6647N108
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Prime Capital Management Company (Cayman) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,820,306 (upon conversion of the American Depositary Shares and Convertible Bonds)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,820,306 (upon conversion of the American Depositary Shares and Convertible Bonds)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,820,306 (upon conversion of the American Depositary Shares and Convertible Bonds)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Prime Capital Management Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,820,306 (upon conversion of the American Depositary Shares and Convertible Bonds)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,820,306 (upon conversion of the American Depositary Shares and Convertible Bonds)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,820,306 (upon conversion of the American Depositary Shares and Convertible Bonds)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Dragon Billion China Master Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,820,306 (upon conversion of the American Depositary Shares and Convertible Bonds)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,820,306 (upon conversion of the American Depositary Shares and Convertible Bonds)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,820,306 (upon conversion of the American Depositary Shares and Convertible Bonds)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Dragon Billion Greater China Master Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Yijun Liu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Peoples Republic of China

	5	SOLE VOTING POWER

NUMBER OF		356,354 (upon conversion of the American Depositary Shares converted from Convertible Bonds)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,820,306 (upon conversion of the American Depositary Shares converted from Convertible Bonds)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		356,354 (upon conversion of the American Depositary Shares converted from Convertible Bonds)

WITH:	8	SHARED DISPOSITIVE POWER

4,820,306 (upon conversion of the American Depositary Shares converted from Convertible Bonds)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,176,660 (upon conversion of the American Depositary Shares converted from Convertible Bonds)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

Item 1.	(a)	Name of Issuer
Home Inns & Hotels Management Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices
No. 124 Cao Bao Road
Xu Hui District
Shanghai, 200235
China

Item 2.	(a)	Name of Person Filing
This state is filed on behalf of each of the following persons (together, the “Reporting Persons”):

(i)	Prime Capital Management Company (Cayman) Limited (“Prime Capital Cayman”)

(ii)	Prime Capital Management Company Limited (“Prime Capital HK”)

(iii)	Dragon Billion China Master Fund (“DBCMF”)

(iv)	Dragon Billion Greater China Master Fund (“DBGCMF”)

(v)	Mr. Yijun Liu (“Mr. Liu”)

This statement relates to ordinary shares of the Issuer held by the Master Funds. Prime Capital Cayman and Prime Capital HK are the Investment Manager and the Investment Adviser, respectively, for DBCMF and have been granted discretion over the portfolio investments of DBCMF, including the Issuer’s American Depositary Shares and Convertible Bonds. DBGCMF has been amalgamated with and into DBCMF. Prime Capital HK is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940.

Mr. Liu is the Director of Prime Capital Cayman, Prime Capital HK and the fund manager of DBCMF.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business offices of Prime Capital HK is:

Unit 2303, 23rd Floor, Low Block
Grand Millennium Plaza
181 Queen’s Road Central
Hong Kong

and the address of the principal business offices of Prime Capital Cayman and DBCMF is:

c/o Campbell Corporate Services Limited
4th Floor, Scotia Centre
P.O. Box 268
George Town
Grand Cayman KY1-1104
Cayman Islands

(c)	Citizenship

Prime Capital HK is a Hong Kong limited company. Yijun Liu is a citizen of the Peoples’ Republic of China. The other Reporting Persons are Cayman Islands exempted companies.

(d)	Title of Class of Securities

American Depositary Shares, par value $.005 per share, each convertible into two ordinary shares, par value $.005, of the issuer.

(e)	CUSIP Number

G6647N108 for the Ordinary Shares, and 43713W107 for the American Depositary Shares.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☑	An investment adviser in accordance with Rule 13-d-1(b) (1) (ii) (E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13-d-1(b) (1) (ii) (F);

	(g)	☑	A parent holding company or control person in accordance with Rule 13-d-1(b) (1) (ii) (G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13-d-1(b) (1) (ii) (J).

Item 4.	Ownership.

(a) Amount beneficially owned:

As of December 31, 2008, each of Prime Capital Cayman, Prime Capital HK, DBCMF, and Yijun Liu may be deemed to be the beneficial owner of 4,820,306 ordinary shares of the Issuer upon conversion of 2,323,865 American Depositary Shares convertible into 4,647,730 ordinary shares of the Issuer and Convertible Bonds convertible into 86,288 American Depositary Shares convertible into 172,576 ordinary shares of the issuer. Additionally, Yijun Liu may be deemed to be the beneficial owner of Convertible Bonds convertible into 178,177 American Depositary Shares convertible into 356,354 ordinary shares of the issuer.

(b)	Percent of class:

As of December 31, 2008, Prime Capital Cayman, Prime Capital HK, and DBCMF may be deemed to be the beneficial owner of approximately 6.8%, in the aggregate, of the total number of ordinary shares outstanding upon conversion of the American Depositary Shares. Yijun Liu may be deemed to be the beneficial owner of approximately 7.2%, in the aggregate, of the total number of ordinary shares outstanding upon conversion of the American Depositary Shares. (Based on the Form 6-K filed by the Issuer with the SEC on November 12, 2008 indicating that there were 70,972,396 ordinary shares outstanding as of September 30, 2008.)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

356,354 (upon conversion of the American Depositary Shares converted from Convertible Bonds)(Mr. Liu only)

(ii)	Shared power to vote or to direct the vote:

4,820,306 in the aggregate for all Reporting Persons (upon conversion of the American Depositary Shares and Convertible Bonds)(All Reporting Persons)

(iii)	Sole power to dispose or to direct the disposition of:

356,354 (upon conversion of the American Depositary Shares converted from Convertible Bonds) (Mr. Liu only)

(iv)	Shared power to dispose or to direct the disposition of:

4,820,306 in the aggregate for all Reporting Persons (upon conversion of the American Depositary Shares and Convertible Bonds) (All Reporting Persons)

Item 5.	Ownership of Five Percent or Less of a Class.

This item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

DBGCMF has been amalgamated with and into DBCMF.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2008	PRIME CAPITAL MANAGEMENT COMPANY (CAYMAN) LIMITED
	By:	/s/ Irene Ng
		Name:	Irene Ng
		Title:	Authorized Signatory

Date: February 17, 2008	PRIME CAPITAL MANAGEMENT COMPANY LIMITED
	By:	/s/ Irene Ng
		Name:	Irene Ng
		Title:	Authorized Signatory

Date: February 17, 2008	DRAGON BILLION CHINA MASTER FUND
	By:	/s/ Irene Ng
		Name:	Irene Ng
		Title:	Authorized Signatory

Date: February 17, 2008	YIJUN LIU
	By:	/s/ Yijun Liu
		Name:	Yijun Liu

Exhibit A
AMENDED JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Shares of Home Inns & Hotels Management Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute on and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this ___th day of February, 2009.

Date: February 17, 2009	PRIME CAPITAL MANAGEMENT COMPANY (CAYMAN) LIMITED
	By:	/s/ Irene Ng
		Name:	Irene Ng
		Title:	Authorized Signatory

Date: February 17, 2009	PRIME CAPITAL MANAGEMENT COMPANY LIMITED
	By:	/s/ Irene Ng
		Name:	Irene Ng
		Title:	Authorized Signatory

Date: February 17, 2009	DRAGON BILLION CHINA MASTER FUND
	By:	/s/ Irene Ng
		Name:	Irene Ng
		Title:	Authorized Signatory

Date: February 17, 2009	YIJUN LIU
	By:	/s/ Yijun Liu
		Name:	Yijun Liu